Exhibit 99.1

Pyxis Tankers Announces Date for the Release of the Second Quarter 2024 Results

and Related Conference Call & Webcast

Maroussi, Greece, August 7, 2024 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS), an international shipping company, today announced the following:

Date of Earnings Release. We will issue our unaudited results for the second quarter ended June 30, 2024, before the market opens in New York on Monday, August 12, 2024. We will host a conference call on the same day to discuss the results at 8:30 a.m. Eastern Time.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “Pyxis Tankers” to the operator and/or conference ID 13748060. Click here for additional International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option

Webcast:

A webcast of the conference call will be available through our website (http://www.pyxistankers.com) under our Events Presentations page. A telephonic replay of the conference and accompanying slides will be available following the completion of the call and will remain available until Monday, August 19, 2024.

Webcast participants of the live conference call should register on the website approximately 10 minutes prior to the start of the webcast and can also access it through the following link:

https://www.webcaster4.com/Webcast/Page/2976/50933

About Pyxis Tankers Inc.

The Company currently owns a modern fleet of six mid-sized vessels consisting of three MR2 product tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids as well as controlling interests in two dry bulk joint ventures that own a Kamsarmax and Ultramax vessel, respectively, and a 100% owned Kamsarmax carrier, which transport a broad range of dry-bulk commodities. The Company is positioned to opportunistically expand and maximize its fleet of eco-efficient vessels due to significant capital resources, competitive cost structure, strong customer relationships and an experienced management team whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com.

Company

Pyxis Tankers Inc.
59 K. Karamanli Street

Maroussi, 15125 Greece
info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams
Chief Financial Officer
Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.